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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51472

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2009_____AND ENDING_____DECEMBER 31, 2009_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
46605

168 CENTRE STREET
(No. and Street)

DANVERS   MA   01923
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS   1-800-377-7965 Ext 129
                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

**SEC
Mail Processing**

CHECK ONE:

XX Certified Public Accountant
    Public Accountant
    Accountant not resident in United States or any of its possessions.

FEB 2 4 2010

Washington, DC

FOR OFFICIAL USE ONLY

122

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Barry Marsolais</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Essex Securities, LLC</u>, as of <u>December 31, 2009</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Notary Public

✓ _____
Signature

✓ _____
Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3)._



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Partners
Essex Securities, LLC
Danvers, Massachusetts

In planning and performing my audit of the financial statements of Essex Securities, LLC, for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 10, 2010

Essex Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2009

Contents

Index
★★★★★
★★★
★



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Partners
Essex Securities, LLC
Danvers, Massachusetts

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Essex Securities, LLC, as of December 31, 2009, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Essex Securities, LLC as of December 31, 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
February 10, 2010

Essex Securities LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and Cash Equivalents	$ 337,546
CRD Daily	2,102
Accounts Receivable-Reps	16,991
Commissions Receivable	7,604
Equipment and organization, at cost, less Accumulated depreciation and amortization of $30,140	4,955
	$ 369,198

Liabilities and Members Equity

Liabilities:	
Accounts Payable	$ 86,928
Accrued Expenses	14,298
	101,226
Members Equity:	
Members Capital	267,972
	$ 369,198

Essex Securities, LLC
Statement of Income
For The Year Ended December 31, 2009

Revenues
    Commissions Income $315,280
    Reps Fee Income   232,016
    Interest   270

                                              547,566

Expenses:
    Commissions   175,675
    Communications and data processing   9,883
    Occupancy   9,709
    Regulatory fees and expense   61,275
    Other expenses   301,134

                                              557,676

Net Loss   ($ 10,110)

Essex Securities LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2009

	Members Capital
Balance at beginning of year	$ 278,082
Net Loss	(10,110)
Balance at end of year	$ 267,972

Essex Securities, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2009

Year To Date

Cash Provided from Operations
  Net Income (Loss)   ($ 10,109)
  Adjustments
    Add:
    Depreciation   2,987
    Prepaid Rent   800
    Prepaid Fidelity Bond   1,776
    CRD DAILY   210
    Due from GlobalInvstAdv.   279
    Accounts Payable   32,408
    Accrued Expenses   5,599
     Less:
    Accounts Receivable-Reps   (1,812)
    Commissions Receivable   (7)
    Pershing Commision Rec   (26,399)
    Commissions Payable   (4,454)

      Cash from Operations   1,278

Cash Flows - Invested

      Investing Cash Flows   0

Cash Flows - Financing

      Financing Cash Flows   0

      Cash Increase (Decrease)   1,278

  Cash - Beginning of Year
    Cash-Main Checking   271,470
    Cash-Money Market   37,658
    CRD-Daily Account   0

      Total Beginning of Year   309,128

      Cash on Statement Date $ 310,406

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Essex Securities, LLC, is a broker/dealer that operates on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis. All customers transactions are cleared through Pershing LLC on a fully disclosed basis. The company has several representatives who sell mutual funds, annuities, and alternate investments.

Depreciation

The fixed assets of the company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expenses as incurred. The estimated lives of the Company's assets are as follows:

Computers	5 years
Furniture & Fixtures	7 years

Depreciation expense for 2009 is $2,987.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2009

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009 the company had approximately $22,478 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities ND Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $231,320 at December 31, 2009, which exceeds required net capital of $5,000 by $226,320. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.44 to 1.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for 2009 is $1,950.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, commissions receivable, accounts payable and commissions payable. The recorded values of the cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair values based on their short-term nature.

6. LEASES

The Company rents office space on a tenant at will basis for $750 per month. Rent expense for 2009 was $9,000.

Essex Securities, LLC
Computation of Net Capital
December 31, 2009

Schedule I

Total Worth		$ 267,972
Less: Non-Allowable Assets	31,652	
Fidelity Bond Deductible	5,000	
		36,652
Net Capital		231,320
Less: Capital Requirement		5,000
Excess Capital		$ 226,320
		==========
Aggregate Indebtedness		$ 101,226
		==========
Ratio of Aggregate Indebtedness To Net Capital		0.44 to 1

Essex Securities, LLC
Reconciliation of Audited to Unaudited
Net Capital
December 31, 2009

Schedule II

Unaudited net capital per Focus Report	$ 238,655
Year end accruals	(6,335)
Audited net capital	$ 231,320

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Essex Securities, LLC as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only)   _____ 4550

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   _____ 4560

C. (k)   __X__ 4570

    (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574	Pershing LLC	A11 [4335B]
[4335A]	[4335A2]	[4335D]
8-		
[4335C]	[4335C2]	[4335F]
8-		
[4335E]	[4335E2]	[4335H]
8-		
[4335G]	[4335G2]	[4335I]
8-		
[4335I]	[4335I2]	

D. (k) (3) Exempted by order of the Commission   _____ 4580

Essex Securities, LLC

Supplemental SIPC Report

December 31, 2009



Harvey E. Karll CPA, P.C.

---

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Partners
Essex Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange
Commission, we have performed the following procedures with respect to
the accompanying schedule (Form SIPC-7T) of Securities Investor
Protection Corporation assessments and payments of Essex Securities, LLC
for the nine month period ended December 31, 2009. Our procedures were
performed solely to assist you in complying with Rule 17a-5(e)(4) and our
report is not to be used for any other purpose. The procedures we
performed are as follows:

1) Compared listed assessment payments with respective cash disbursement
   records entries;

2) Compared amounts included with the amounts reported on the audited
   Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with
   the amounts reported in the General Assessment Reconciliation (Form
   SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting
   schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form
   SIPC-7T and in the related schedules and working papers supporting
   adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T
   on which it was computed.

Because the above procedures do not constitute an audit made in
accordance with generally accepted auditing standards, we do not express
an opinion on the schedule referred to above. In connection with the
procedures referred to above, nothing came to our attention that caused
us to believe that the amounts shown on Form SIPC-7T were not determined
in accordance with applicable instructions and forms. This report
relates only to the schedule referred to above and does not extend to any
financial statements of Essex Securities, LLC taken as a whole.

Harvey E. Karll CPA, P.C.
February 10, 2010

SIPC-7T **SECURITIES INVESTOR PROTECTION CORPORATION** (28-REV 10/09)
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in
   which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051472 FINRA DEC 09

ESSEX SECURITIES LLC

168 CENTRE STREET

DANVERS, MA 01923

Note: If any of the information shown on the
mailing label requires correction, please e-mail
any corrections to form@sipc.org and so indicate
On the form filed.

Name and telephone number of person to contact
respecting this form. Barry Marsolais 800-377-7964

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ _____ 290

B. Less payment made with SIPC-6 filed (exclude interest) (_____)
   Date Paid   Amount

    January 20, 2009 $ _____ 150

    July 14, 2009 $ _____ 198

    _____ $ _____   (_____ 348)

C. Less prior year overpayment applied   (_____)

D. Assessment balance due or (overpayment)   (_____ 58)

E. Interest computed on late payment (see instruction E)
   for _____ days at 20% per annum   _____

F. Total assessment balance and interest due (or overpayment carried forward) $(_____ 58)

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _____ 0

H. Overpayment carried forward   . $(_____ 58)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration
   number):

The SIPC member submitting this form and
the person by whom it is executed represent
thereby that all information contained herein   Essex Securities, LLC
is true, correct and complete.   _____
                                                  (Name of Corporation, Partnership or other organization)

                                                  _____
                                                  (Authorized Signature)

Dated the __2nd__ day of __February__ , 20 _10_ .   President/CCO
                                                  _____
                                                  (Title)
This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the
Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily
accessible place.

Dates: _____ _____ _____
       Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 396,616

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.   _____

  (2) Net loss from principal transactions in securities in trading accounts.   _____

  (3) Net loss from principal transactions in commodities in trading accounts.   _____

  (4) Interest and dividend expense deducted in determining item 2a,   _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

  (7) Net loss from securities in investment accounts.   _____

          Total additions   396,616

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   280,637

  (2) Revenues from commodity transactions.   _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

  (4) Reimbursements for postage in connection with proxy solicitation.   _____

  (5) Net gain from securities in investment accounts.   _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     _____   140

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

     (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

          Enter the greater of line (i) or (ii)   0

          Total deductions   280,777

2d. SIPC Net Operating Revenues $ 115,839

2e. General Assessment @ .0025 $ 290

          (to page 1 but not less than $150 minimum)